Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.: 001-

39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. with BlackSky Holdings, Inc., pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey Technology Acquisition Corp. (“Osprey”), Osprey Technology Merger Sub, Inc. and BlackSky Holdings, Inc. (“BlackSky”).

The following information was made available during the joint investor conference call to discuss the proposed transaction held on February 18, 2021:

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Osprey Technology Acquisition Corp.

Proposed Business Combination Conference Call

February 18, 2021

Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

CORPORATE PARTICIPANTS

Jonathan Cohen, Chairman, Osprey Technology Acquisition Corp.

David DiDomenico, Chief Executive Officer, President, Osprey Technology Acquisition Corp.

Brian O’Toole, Chief Executive Officer, BlackSky

Brian Daum, Chief Financial Officer, BlackSky

PRESENTATION

Jonathan Cohen

Hello. This is Jonathan Cohen. First, a disclaimer.

Please note that today’s presentation is neither an offering of securities nor a solicitation of a shareholder vote. The information discussed today is qualified in its entirety by the Current Report on Form 8-K that was filed by Osprey Technology Acquisition Corp. today and may be accessed on the SEC’s website.

Shareholders are urged to read the Form 8-K and other SEC filings in connection with the proposed transaction carefully, because they will contain important information about the proposed transaction in BlackSky’s business.

Additionally, during the presentation, we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events, and industry and market conditions, as well as forward-looking statements related to the business combination, including the anticipated timing, proceeds, and benefits of the transaction. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from such forward-looking statements.

I am super excited today to introduce you to the merger of Osprey Technology with BlackSky, a disruptive technology company focused on Geospatial imagery and space-based data and analytics.

Today we have with us Brian O’Toole, the CEO, and Brian Daum, the CFO, as well as David DiDomenico, a partner at JANA and CEO of Osprey Technology.

We have $318 million in trust, and we are pleased to announce the completion of a $180 million PIPE led by world-class technology and growth investors, including Tiger Global and Hedosophia among many others. There are no sellers here. All current shareholders are rolling, and in fact, some are participating in the PIPE, including Peter Thiel and Ajay Royan, Mithril Capital.

We are also pleased to join with such astute venture capital investors focused on space and technology, including RRE Ventures, Razor’s Edge, Vulcan Capital, all rolling.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

The Osprey sponsor is also committing to invest $20 million into the PIPE as well. As a result, BlackSky will have approximately $445 million in cash to fund its operations and expansion. BlackSky will be primarily owned by existing shareholders.

With all that being said, I will introduce you to David DiDomenico to walk you through why Osprey is so excited about the merger. David.

David DiDomenico

Thank you, Jonathan.

My name is David DiDomenico, I’m a partner at JANA Partners and the CEO of Osprey Technology. I want to thank you for your time and your interest. I’m very pleased to be here today and to introduce you to BlackSky.

Turning to Slide 5, I’d like to lay out our investment thesis for BlackSky. Then I will turn it over to Brian and Brian to tell you the story.

BlackSky is a high growth, disruptive technology company. You will hear Brian Daum explain the high visibility into our revenue line that is projected to double this year and then double again in 2022.

BlackSky is a first mover in a new category, Real Time Earth Observation. Space Data and Analytics is a large market. The TAM is projected to grow from $13 billion to $40 billion, and BlackSky is an established player. BlackSky has signed long term contracts with significant geospatial imagery and analytics customers in the U.S. and around the world.

BlackSky is approaching the market with a fully integrated technology stack from the integrated design and assembly of the small satellites that serve as the basis of the platform, all the way through to the base layer that task the network, the database layer that captures proprietary and third-party data, the AI/ML layer that derives actionable insights, and the application layer that can deliver on demand solutions to customers. This approach is comprehensive and effective.

BlackSky delivers all of this with a lower cost structure which drives capital efficiency and operating leverage and positions the Company to compete effectively in this growing market. We’re very pleased that this transaction itself is a catalyst for the acceleration of BlackSky’s business plan. All the existing BlackSky investors are rolling over, and the Company’s plan will be fully funded.

I will wrap up by saying we believe this partnership presents an attractive investment opportunity. The substantial pipeline of near-term opportunities that the Brians and their team have established, combined with a growing market, provides the potential for an exciting future.

With that, I will ask Brian to take it away.

Brian O’Toole

Thank you, David.

Now, turning to Slide 6.

I’m Brian O’Toole, CEO of BlackSky. Thank you for taking the time to explore this opportunity with us today.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

We are very excited about this partnership with Osprey. I would like to thank David, Jonathan, and the entire Osprey team for joining us as BlackSky takes this next step toward revolutionizing the Geospatial Intelligence Industry.

This transaction fully funds our growth plan and accelerates our ability to monitor global activities and events from space. This is an exciting and transformative moment that we expect will revolutionize the way we see and understand our planet, unlocking new data, analytics, and applications that will touch nearly every industry.

Our high revisit constellation of small satellites combined with our sophisticated analytics platform enables BlackSky to address the market’s significant demand for real-time geospatial intelligence and deliver on our mission of providing our customers with a first to know advantage.

BlackSky aspires to change the way the world makes decisions and is dedicated to helping our customers respond to changes that matter most to them.

Moving onto Slide 7. What’s important to our customers is the ability to see and understand change that may impact their business. This is a large market opportunity, as decision makers across many industries need timely and relevant information on emerging risks, threats, and opportunities that will impact their operations.

To address this opportunity, we have built our business around three key elements. First, we have designed a constellation of high-resolution small satellites that can monitor global activity at high revisit rates, day or night, in multiple spectrum.

Second, we have built a software platform that combines data from our satellites with a myriad of other data sources, such as IoT sensors, news and social media, and other satellites to analyze and transform raw data into actionable intelligence.

Third, we are constantly growing a database of global activity that will power our customers’ ability to detect, understand, and predict global change.

Next slide please, Slide 8. Let me take a few minutes to tell you about BlackSky.

To date, we have raised $300 million in capital from a group of outstanding VC’s that are long time investors in the analytics and new space sector. These investors include Mithril, RRE, Vulcan, and Razor’s Edge. They continue to be excited about the opportunity and will be rolling into this transaction.

We also have a strategic investment from Thales Alenia Space, a large, public French aerospace company that is one of the leaders in the design and development of large satellites. Thales came into the company a few years ago as part of Series C financing. Prior to their investment, they did significant technical diligence on our space capabilities. We have taken the relationship even further by establishing a joint venture called LeoStella. LeoStella is fully operational company that specializes in the design and production of small satellites. BlackSky owns 50% of that business.

This investment and our partnership, among other factors, has enabled us to establish a first mover advantage in our category. Our small sat constellation and our software stack is fully operational and delivering valuable insights to our customers. Today, we have five satellites in our commercial service with 16 more more in production. We are planning to launch another 11 satellites over the next 12 months.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

We have a clear line of sight to rapid revenue growth with existing customers, 90% of our 2021 forecast and over 75% of our 2022 forecast is covered by existing contracts and expected contract extensions and expansions. With all of this in place, we are set to address a large and rapidly growing market for real-time geospatial intelligence.

Moving on to Slide 9. To execute on our business plan, we built a best-in-class team, with diverse talents and skills in data science, software, and aerospace engineering. I have over 30 years of experience in the geospatial intelligence industry, founded several successful start-ups and served as the CTO of GeoEye. Prior to joining BlackSky, I founded OpenWhere, a company that developed the software that is now the basis for BlackSky’s software capabilities. I’m going to call out a few of our other technical leaders.

Dr Wegner is one of world’s leading experts in small satellite design. Before coming to BlackSky, he ran some of the most leading-edge small satellite programs in U.S. government.

Scott Herman is responsible for our platform architecture and has been building scalable enterprise systems for most of his career. He has been leading our platform development for the past seven years.

Dr. Patrick O’Neil is one of the industry’s leading data scientists and is leading the development of our advanced machine learning and AI capabilities.

We are proud to be supported by a team of over 130 professionals including over 90 software engineers, aerospace engineers, and data scientists.

Moving on to Slide 10. We are leveraging the disruptive economics of small satellites to build and deliver a disruptive business model. It all starts with low-cost small satellites. To give you a sense of our cost advantage, we can deliver global monitoring imagining capability at a cost that is an order of magnitude lower than traditional solutions. Our on-orbit satellite costs are 10x less than legacy architectures. This means we can put more sensors on orbit, giving us the ability to see the earth more frequently from dusk to dawn, day, or night. In the end, it means more information and insights for our customers.

Our low-cost approach means we can deliver data and analytics to the market at a lower price point.

This is a very important advantage as the growth in the commercial sector has been limited limited due to cost, frequency, and accessibility of data.

Our flexible architecture enables us to drive higher utilization of our assets where we can quickly task our network to capture important data for our customers.

Our satellites combined with a real-time software layer enables us to deliver our data and analytics to an expanding customer base for on demand geospatial intelligence.

Moving on to Slide 11. BlackSky is a fully operational enterprise grade software stack. We built our software from the ground up over the past seven years specifically to enable the delivery of real-time geospatial intelligence on demand. We are fully operational today and are expanding the platform every day with new data and analytics. Powered by AWS, we have an architecture that is built to scale as we growth the business. A key feature of our software architecture is a global intelligence database that we are making accessible to developers through an API framework.

Moving on to Slide 12. At the heart of our software is a suite of advanced AI machine learning algorithms that turn sensor data into valuable information and insights about global events and activities that matter to our customers. These algorithms process data from our constellation and a range of data sources that include IoT sensors, third party satellites, and a myriad of other data feeds, identifying key events and activities around the world.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

The system can formulate event clusters over time, which power our ability to detect and track location specific changes and anomalies. With this capability, we can formulate unique recommendations for our users on relevant changes that might impact their business. Over time, as we continue to build a time series of global activity, our software will enable our customers to predict, forecast, model, and plan for the future by learning from the past. These algorithms produce data and insights that power our data first strategy and the growth of our proprietary intelligence data base.

Moving to Slide 13. Our constantly growing data base of global events and activities is an essential element of our competitive strategy.

From the start, we have emphasized the importance of delivering the information and insights that our customers need to make critical decisions. For BlackSky, it goes well beyond delivering raw data. Using the power of AI and machine learning, we are building a database of global information and insights that will power applications across many industries.

Our approach has an inherent fly wheel effect. As we constantly collect information from our constellation and other sources, we are building historical time series of activities at locations around the world, our software analytics will grow stronger and stronger over time at it continues to learn from time-based patterns. In the end, this will drive better insights and analytic solutions for our customers.

Ultimately, we are building a unique data asset that has a time-based view of relevant events that power our ability to understand and predict change on a global scale.

Moving to Slide 14. BlackSky is focused on the geospatial imagery, data, and analytics market that is growing from $13 billion to $40 billion over the next five years. This rapid growth is driven by an expanding commercial market and the demand for real-time solutions.

Space based imagery is growing, but it is a supply constrained market as there is not enough capacity to meet the demand, especially for high revisit earth observation. This capacity gap and the size of the opportunity are attracting a number of new space entrants, but it’s important to point out that this is still a high barrier to entry market, and our progress and investments to date have enabled us to build a strong competitive advantage. There are a number of pure play analytics companies as well, but they are fully dependent on data from other providers.

BlackSky’s investment in both a proprietary satellite constellation and a source agnostic analytics platform puts us in a strong position to capitalize on this growing market opportunity, especially as the industry continues to transition from static/low frequency geospatial information to real-time. As an emerging platform of choice, we are already aggregating and delivering data and analytics from our constellation as well from other data and analytics companies. The geospatial data and analytics market is one of the largest opportunities in the new space economy.

Moving to Slide 15. To build a competitive advantage as a leader in this market, we developed a strategy based on four key elements.

First, we have a high-resolution satellite constellation, capability of achieving high revisit dusk-to-dawn monitoring of locations on earth.

Second, we have put in place a vertically integrated satellite design and assembly capability that will enable us to continually improve and enhance our capabilities in space.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

Third, we have built a scalable software platform that can turn sensor data from our satellites as well as other sources into unique and actionable insight with capability to deliver information to customers worldwide, on demand.

Fourth, our global intelligence database provides a foundation for understanding, analyzing, and predicting global change.

With these capabilities in place, we are well positioned to execute on the growth opportunity.

Next side, please. As of today, we have an operational space and software architecture with a vertically integrated satellite design and manufacturing capability. Our capabilities have been validated by major customers as is reflected in our base of existing contracts. We have built a $1.7 billion pipeline of opportunities that provides us revenue and growth visibility. This transaction fully funds our growth plan and enables us to expand our space network, execute and continue the growth of our government business, expand our software platform, and accelerate our commercial go-to-market plan.

Moving to Slide 17. BlackSky is delivering data, analytics, and insights to major U.S. and International customer today. We have focused our initial go-to-market plan on the government sector as there is strong demand for high revisit imaging services in a supply constrained market environment.

We have spent years cultivating these relationships which has gotten us to the point where we are at today, which are initial and long-term contracts with marqui (phon) customers that have a long term need for our capabilities. We are proud to be supporting this group of customers, all which have serious mission requirements that need operational capability they can trust. This group of marqui customers provide high visibility into over $600 million of potential contract value over the next several years.

Beyond our initial contracts, we have a substantial pipeline to expand with other U.S. and International organizations. This core market gives us high confidence and visibility into our next several years of revenue and financial growth. Our objective is to build on this stable growing sector and then expand into what we believe will be a larger opportunity in the commercial market.

Moving to Slide 18. Commercial market for our data and analytics is vast. As I mentioned earlier, this is a market that’s growing from $13 billion to $40 billion over the next five years.

Geospatial information and intelligence is woven into almost everything we do and provides the context for decision making in virtually every industry. Applications in Enterprise Business intelligence are numerous, but historically, growth has been limited due to cost, frequency, and accessibility of space-based data.

Space based data combined with a software layer enables us to unlock this market as we can deliver real-time geospatial intelligence that can be accessed on demand and integrated directly into enterprise systems that manage operational workflows and drive day-to-day decision making. We can do this at a price point that they can afford.

Whether it’s an insurance company that uses geospatial intelligence for underwriting, claims, or fraud analysis, or an oil and gas or mining company that integrates geospatial information into exploration, infrastructure, or supply chain operations, real-time geospatial intelligence is essential to day-to-day decision making.

Beyond major enterprise customers, we can also offer to solutions to a wide range of other businesses and organizations that can afford to spend $50,000 to $300,000 a year for an annual subscription to our services.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

For example, we are working with many customers today in the commercial sector, such a department of transportation that wants to monitor transportation infrastructure, a specialized air cargo company that needs access to intelligence related to remote airfields that they fly into, or NGO’s that are looking for geospatial intelligence to support humanitarian initiatives. The list goes on.

Because we are able to do this from space, we can collect and deliver on a global scale at an affordable price. The market potential is exciting, and I’m sure there will be applications that we haven’t even thought of yet. At this point, we have not even begun to scratch the surface, and once we fully deploy our constellation and turn our attention to the commercial market, we believe we have the opportunity to expand our business.

Slide 19. We have established a clear and well-defined roadmap to execute our business plan, support our customers, and create value for our shareholders. Our execution plan is focused on four key initiatives.

First, to invest to expand our space network to ultimately achieve a constellation of 30-high resolution multi-spectral satellites by the 2023/2024 timeframe. This will enable us to monitor locations on earth every 30 minutes, day or night, in multiple spectrums. Today, we have five satellites in our commercial service, with 16 more in production at LeoStella that we plan launch in next 12 months. Our generation three satellites that are currently in development will improve our imaging resolution to 50 centimeters and include a short-wave IR capability. We plan to be ready to bring Gen-3 capability into the constellation by early 2023.

Second, we will execute on our existing government contracts and grow and scale those accounts as our constellation comes online. We have a strong pipeline of other opportunities in the sector that we are focused on closing in near term to expand this strong customer base.

Third, we will continue to invest in our software platform adding additional third-party data sources and advanced AI machine learning algorithms to further enrich our product offerings.

Fourth, accelerate our entry into commercial market sector. This will entail focusing on three to five major verticals to establish a foothold in those markets.

At this point, we have laid all the groundwork, we have the technical capabilities in place, a strong base of committed customers, and a line of sight on $1.7 billion in sales opportunities. We are on a clear path to hit our growth plan.

Moving on to Slide 20. BlackSky is well positioned to capitalize on a large and expanding market opportunity for real-time geospatial intelligence. Our proven business model leverages the disruptive economics of small satellites and delivers a compelling financial profile with strong operating leverage. We are excited about this transaction and the opportunity it creates for accelerating our growth and building a great category defining company.

Again, I want to thank our new partners at Osprey for joining forces with us as we move forward to revolutionize the geospatial intelligence industry.

Now, let me turn it over to Brian Daum, our CFO, who can walk you through the financials.

Brian Daum

Thank you, Brian. Let’s go to Slide 22.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

Hello. My name is Brian Daum, and I’m the CFO with BlackSky. BlackSky has a solid financial plan, and here is why we think it’s attractive. The model has high growth, scalable, and capital efficient with a high degree of operating leverage and strong unit economics. We have clear visibility into our revenue streams, particularly over the next few years, and they are composed largely of revenues from current customers with whom we have been doing business for years.

We have a large pipeline of new term opportunities. Upon reaching scale, we expect gross margin contribution to have stayed 75%, and Adjusted EBITDA to hit 45%. We see a clear path to profitability, and finally, based on our current financial model, the Osprey merger adequately funds us to achieve positive free cash flow from operations and fully funds our current growth plan.

Let’s go to Slide 23, please. Our Revenue Model consists of three highly integrated revenue streams. First, imagery represents BlackSky satellite imagery. Imagery revenue is composed almost two thirds of our revenues in our 2025 estimate, generates high gross margins at approximately 90%, and are generally sold through long-term, take or pay contracts.

Second, our Data, Software, and Analytics business is a complementary offering to our imagery business. This offering composes one third of our business in our 2025 estimate with strong and growing margins and accelerating revenue growth rate as we plan to invest in our software business using proceeds from the transaction. Software is sold as a subscription service and supporting services are sold on a kind of materials or cost-plus basis.

Third, our Engineering and Integrations business offers advanced satellite and payload development programs for government customers. Although contribution to total revenues and margins are modest, this revenue stream partially funds our R&D costs and provides us with access to new and important technologies. Revenues from Engineering and Integration programs are sold as long-term fixed price contracts.

Slide 24, please. BlackSky revenues are expected to approximately double annually over the next three years, ultimately growing to over $500 million by 2025. We expect that much of this growth will come from expansion of business with current customers as we’ll discuss in the next slide.

As our projected revenue grows, we see the impact of the Company’s operating leverage, with 2022 gross profit climbing to over 60% and 2022 Adjusted EBITDA hitting breakeven on the way to 80% gross margins and 45% Adjusted EBITDA margins by 2025.

Slide 25, please. BlackSky’s revenues grew 50% in 2020 to $22 million on the strength of our long-term customer relationships. Looking forward to 2021, from that $22 million base in 2020, we expect revenues from our current customers to expand by $20 million through contracted and follow-on business, leaving $4 million in net new revenues to close and deliver to hit our $46 million 2021 forecast.

As we then look to 2022’s $114 million revenue target, we expect to grow off of the 2021 revenue base through continued expansion of business from existing customers, with contracted and follow-on business contributing $55 million to our 2022 revenue plan. That leaves just $13 million in net new business to close and deliver out of our $1.7 billion pipeline to hit our revenue target. So, as you can see, we have clear line of sight on our revenue growth path.

Slide 26, please. Looking forward, over the next five years, you can see strong contribution from the imagery business which grows rapidly as we expect to deploy satellite capacity during 2021 and thereafter, absorbing customer imagery demand as these projected revenues grow to almost $350 million by 2025. While growth in the Data, Software, and Analytics business is a more modest ramp, we believe that it will accelerate rapidly beginning in 2023 reflecting an ambitious go-to-market push for this business offering. Finally, Data and Engineering services remains a steady contributor through the forecast period.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

Looking forward to 2022, you’ll see that the gross margins climb to over 60%, and Adjusted EBITDA hits break-even as the Company’s revenues eclipse its fixed costs, and the Company’s operating leverage becomes apparent.

Finally, by 2024, BlackSky expects to achieve free cash flow positive operations at which time cash flows from operations will fully cover satellite replacement Capex, and cash will begin accumulating on the balance sheet. With the funding from this SPAC transaction, we will be fully funded to execute our growth plan.

Thank you, and now, David, back over to you.

David DiDomenico

Thanks, Brian. I’m on Slide 28.

The highlights I would call to your attention here are the EV of the transaction is $1.1 billion. We are raising all primary capital. The sponsor and select existing BlackSky investors are investing in the PIPE. The opening balance sheet will have $445 million of cash.

On Slide 29, we think about the comparable companies here as an intersection of the existing new space public companies in a large diverse group of well-known data and analytics companies. We don’t see legacy space as a viable comp set. These businesses are low growth, and they’re not built on a foundation of modern software to deliver analytics.

On Slide 30, I think the point to make here is that we view BlackSky as a more established business than the pure new space peers included here. We believe what sets BlackSky apart is our existing revenue base. While 2020 was a year of investment, it has set BlackSky on a projected path to accelerating revenue growth and gross margins.

On Slide 31, the point I would make is that BlackSky’s profile at scale is on par with other data and analytics peers. Much higher revenue growth, obviously off a smaller base, and margins that at scale are in line with the group.

Next slide, Slide 32. BlackSky offers investors an attractive valuation. We’re bringing BlackSky to the market at a discount to projected 2023 revenue multiples of both the new space sector comps and Data & Analytics sector comps.

On Slide 33, this is another way of looking at the substantial discount we believe is embedded in the transaction price. Although we are only in February of 2021 now, by the time we expect to close the transaction, we believe the market will already be starting to look to 2022 for valuation of high growth businesses. If you look at where the Data and Analytics group is trading on 2022 and apply the mid-point to BlackSky’s projected 2022 revenue it implies a valuation for BlackSky of about $1.9 billion, approximately 70% greater than where we are pricing the PIPE.

This concludes our comments for today. Thank you for joining.

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed above and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either the Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which

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Osprey Technology Acquisition Corp. – Proposed Business Combination Conference Call, February 18, 2021

such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com/ or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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